Silverstar Mining Corp

2500 Plaza 5, 25th Floor

Harborside Financial Center

Jersey City, NJ 07311

RE: File No. 333-140299, Comment letter of March 26, 2013.

Dear Sirs,

Please find our comments to your Request for Further Information:

1.	At the current time, the property that is under our control is the AHB AU 1-3 properties. The property comprises three mineral tenures with a total area of 1006.2 hectares. The tenures are located at the southeast side of Ahbau Lake in the Cariboo Mining District of Central British Columbia. Geographical coordinates of the center of the tenures are 122.10°W, 53.25°N; UTM coordinates (Zone 10, NAD 83) are 560050E, 5900500N. Elevations rise from 900 meters at the lake shore to 1200 meters. Closet settlements are Quesnel, B.C., 40Km southwest and Wells, B.C., 40Km southeast. Access is easterly from 3km north of Dunkley Lumber Ltd., on Provincial Highway 97 via the “700” road: Ahbau Lake is 35km east of the Highway.

Claim and tenure numbers

Tenure No.	Name	Date Issued	Current Expiry	Size (hectares)
844710	AHB AU 1	1/27/11	7/17/13	483.884
844712	AHB AU 2	1/27/11	7/17/13	483.595
844714	AHB AU 3	1/27/11	7/17/13	38.72

2.	Please see the following responses to your inquiry:

●	The Company’s functional currency is the US Dollar.

●	The Company has a wholly owned subsidiary that operates in Canada, therefore generating foreign currency gains (losses) based on the translation of such financial activity.

●	The amounts to be included in the other comprehensive income have been immaterial, however the company will report these amounts in future filings. Below is a sample of the disclosure footnote to be used in the future.

Assets and liabilities of the Company’s subsidiaries operating outside the United States, which operate in a functional currency other than U.S. Dollars, are translated into U.S. Dollars using year-end exchange rates. Revenues and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within stockholders’ equity (deficit). Gains and losses resulting from foreign currency transactions are included in other income (expense), net. The foreign currency translation gain or loss generated by the re-measurement of our intercompany debt at each reporting period is recorded as a component of accumulated other comprehensive income (loss)  within stockholders’ equity (deficit), where the Company expects those loans to be permanently reinvested.

3.	The 10K has been amended accordingly. Please see 10K/A.

4.	The 10K has been amended accordingly. Please see 10K/A. Additionally, Management believes that its failure to perform or complete the required report on ICFR does not impact its conclusions regarding the effectiveness or our DC&P as of the end of the fiscal year covered by the report.

Sincerely,

/s/ Neil Kleinman